Mail Stop 4561

      April 12, 2006

Joseph Caffarelli
Corvu Corporation
3400 West 66th Street
Edina, Minnesota 55435

Re:	Corvu Corporation
      Form 10-KSB for Fiscal Year Ended June 30, 2005
Forms 10-QSB for Fiscal Quarters Ended September 30, 2005 and
December 31, 2005
      File No. 000-29299

Dear Mr. Caffarelli:

      We have reviewed your response letter dated February 14,
2006
and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies, page 21

(A) Revenue Recognition, page 21

Prior Comment Number 3

1. Explain why you believe that AICPA TPA 5100.75 is not applicable solely because of your policy of separately pricing software, maintenance and services. Be advised that even though the elements are separately priced, the separate priced elements will still be viewed as a multi-element ("bundled") arrangement. See AICPA TPA 5100.39. Describe in greater detail your pricing structure for licenses fees and maintenance fees under both bundled and separately priced arrangements. Contrast your pricing structure or methodology with that outlined in the TPA. That is, do you have an unlimited deployment period? Indicate whether the customer will be charged an additional license fee after the deployment fee. We may have further comments.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Joseph Caffarelli
Corvu Corporation
April 12, 2006
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